

Mail Stop 4546

July 27, 2017

Dr. Gergely Toth
Chief Executive Officer
Cantabio Pharmaceuticals Inc.
1250 Oakmead Pkwy
Sunnyvale, CA 94085

> **Re: Cantabio Pharmaceuticals Inc.
> Amendment No. 1 to Registration Statement on Form S-1
> Filed July 14, 2017
> File No. 333-217749
> Form 10-K for Fiscal Year Ended March 31, 2017
> File No. 000-54906**

Dear Dr. Toth:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No 1 to Registration Statement on Form S-1 filed July 14, 2017

Business, page 17

1.   Your disclosures on pages 4 and 5 of the Form 10-K for the fiscal year ended March 31, 2017 appear to provide updated information concerning the status of your research and development pipeline as well as your lead programs. Also, the disclosure on page 7 of your Form 10-K indicates that you will not make patent filings until 2018 at the earliest whereas your disclosure on page 19 of the Form S-1 indicates that those filings could be made in 2017. Please revise your Form S-1 accordingly or advise.

<u>Management's Discussion and Analysis and Financial Condition and Results of Operations</u>
<u>Results of Operations for the year ended March 31, 2017, as compared to the year ended March</u>
<u>31, 2016, page 27</u>

2.   You incurred a $42,869 loss on foreign exchange in the year ended March 31, 2017 compared to a gain of $89,609 in the year ended March 31, 2016. Please tell us the nature of the foreign exchange loss/gain and clarify in the filing why the amount changed significantly from year-to-year.

<u>Form 10-K for Fiscal Year Ended March 31, 2017</u>

<u>Description of Business, page 3</u>

3.   Please confirm that in future filings, as applicable, you will provide the disclosure required by Item 101(h)(4)(iv), (viii), and (ix) of Regulation S-K.

<u>Exhibits, Financial Statements Schedule, page 23</u>

4.   Please confirm that in future filings, as applicable, your exhibit index will identify all exhibits filed pursuant to Item 601 of Regulation S-K. In this regard, we refer to the exhibit indexes contained in your Form 10-K for fiscal year ended December 31, 2016 and in your Form S-1 registration statement filed on May 5, 2017.

        You may contact Ibolya Ignat at (202) 551-3636 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or Joseph McCann at (202) 551-6262 with any other questions.

                                                Sincerely,

                                                /s/ Joseph McCann for

                                                Suzanne Hayes
                                                Assistant Director
                                                Office of Healthcare & Insurance

cc: Tim Dockery, Esq.
        Ortoli Rosenstadt LLP